

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

VIA FACSIMILE AND U.S. MAIL

September 27, 2007

Mr. Paulo Roberto Trompczynski
Chief Financial Officer
Energy Company of Parana
Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Brazil

> **Re:** **Energy Company of Parana**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed July 16, 2007**
> **File No. 1-14668**

Dear Mr. Trompczynski:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Except as otherwise indicated below, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2006

Note 6. Accounts Receivable, Net, page F-22

(b) Allowance for doubtful accounts, page F-24

1. Please revise to disclose the changes in your allowance for doubtful accounts for all three years for which an audited income statement is provided, either here or in note 33(c). Refer to Item 17(a) of Form 20-F and Rules 5-04 and 12-09 of Regulation S-X.

Note 9. Deferred Regulatory Assets and Liabilities, page F-26

2. Please disclose the anticipated recovery period of your regulatory assets, either here or in note 33(c).

Note 33. Summary of Principal Differences between Brazilian GAAP and U.S. GAAP, page F-81

(a) Description of GAAP differences, page F-81

3. We understand that the concession arrangements through which you provide energy generation, transmission and distribution services to customers have finite (albeit renewable) terms. We also understand that when your concessions expire unrenewed, all assets, rights and privileges related to the rendering of the electricity services revert to the Brazilian government. Please tell us and disclose how these terms in your concession arrangements affect your accounting for property, plant and equipment under U.S. GAAP. For example, explain how you consider the concession term in determining depreciation periods. Also explain your consideration of the applicability of SFAS 13 to infrastructure assets that revert to the government at the expiration of your concession agreement. Tell us your perception of the likelihood that you would not be adequately compensated by the government for your net investment in expropriated assets and how this impacts your accounting. Explain any differences between your accounting under U.S. and Brazilian GAAP. We may have further comment.

4. For each period for which an income statement is presented, please provide a statement of cash flows prepared in accordance with U.S. GAAP or International Accounting Standard No. 7. Refer to the requirements of Item 17(c)(2)(iii) and related instruction number 4 of Form 20-F. If you believe the information provided in note 32 satisfies this disclosure requirement, please explain to us how so and revise your disclosure accordingly to clarify.

(b) Reconciliation of differences between Brazilian GAAP and U.S. GAAP, page F-92

b(i) Shareholders' equity reconciliation of the differences between Brazilian GAAP and U.S. GAAP, page F-92

5. In light of your disclosures on page 91 regarding the redemption rights associated with your common and preferred shares, please tell us how you considered the guidance in Rule 5-02.28 of Regulation S-X and EITF Topic D-98 in determining to classify your common and preferred shares as permanent equity under U.S. GAAP. We note that the possibility that any triggering event that is not solely within your control could occur, without regard to probability, would require the shares to be classified outside of permanent equity. Thus, please ensure you address how the events that trigger the right to redemption are solely within your control. We may have further comment.

(c) Additional disclosures required by U.S. GAAP, page F-95

c(i) Retirement Pension Plan, page F-95

6. Please disclose benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter. See paragraph 5.f of SFAS 132(R).

7. Please explain to us and disclose how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Exhibits 12 and 13

8. Please amend your filing to include a conformed signature above the signature line at the end of your certifications.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340, or in her absence Robyn Manuel at (202) 551-3823, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief